Filed Pursuant to Rule 433

Registration Statement No. 333-206177

June 21, 2018

PRICING TERM SHEET FOR THE FLOATING RATE DEBENTURES, SERIES 2018 C

Issuer:	Consolidated Edison Company of New York, Inc.

Anticipated Ratings (Moody’s; S&P; Fitch)*:	A2 (Negative); A- (Stable); A- (Stable)

Issue of Securities:	Floating Rate Debentures, Series 2018 C due 2021

Principal Amount:	$640,000,000

Interest Rate:	Floating rate based on three-month LIBOR (calculated as described in the Preliminary Prospectus Supplement), plus 0.40%, reset quarterly

Interest Payment Dates:	March 25, June 25, September 25 and December 25, commencing on September 25, 2018

Maturity Date:	June 25, 2021

Public Offering Price:	100% of the principal amount

Optional Redemption Provisions:	Not redeemable prior to maturity

Pricing Date:	June 21, 2018

Settlement Date:	June 26, 2018 (T+3)

CUSIP:	209111 FR9

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Co-Managers:	Morgan Stanley & Co. LLC PNC Capital Markets LLC U.S. Bancorp Investments, Inc. The Williams Capital Group, L.P.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or J.P. Morgan Securities LLC collect at 1-212-834-4533.